October 11, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Luna Bloom Christine Davis Joyce Sweeney

Re:	Barracuda Networks, Inc. Registration Statement on Form S-1 Submitted October 1, 2013 File No. 333-19150

Ladies and Gentlemen:

On behalf of our client, Barracuda Networks, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 4, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting via EDGAR this letter and Amendment No.1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version submitted on October 1, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the pages of Amendment No. 1.

Key Metrics, page 51

1.	We note your revised disclosure in response to prior comment 2. Your disclosure regarding the gross billings metric continues to indicate that the performance metric is a leading indicator of future revenue. As these adjustments represent the company’s estimate of amounts that will not be reflected in future revenues, please revise your disclosure to remove all references to this as an indicator of future revenues.

The Company advises the Staff that the Company has revised the disclosure on pages 12, 52 and 58 of the Registration Statement to address the Staff’s comment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

October 11, 2013

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Warranty and Instant Replacement Service, page F-13

2.	We note your response to prior comment 7 that the company believes ASC 460 contemplates that an accrual for warranty would not occur prior to the recognition of revenue, as the cause and effect clause implies the recognition of costs should accompany the recognition of revenue. Please tell us what consideration was given to accruing for the estimated warranty obligation pursuant to ASC 460-10-25-6 and then amortizing warranty expense over the one-year term over which the company has the obligation to perform and thus incur costs under the standard warranty consistent with ASC 460-10¬35-1 and 2.

The Company respectfully advises the Staff that it closely considered the guidance in ASC 460-10-25-6 and ASC 460-10-35-1 and 2 as it relates to the Company’s specific facts and circumstances. The Company provides its customers access to its solutions through hardware appliances and related subscription agreements. The elements of a customer arrangement, including the appliance and subscription, do not qualify for treatment as a separate unit of accounting as the appliance does not have stand-alone value to the customer. Accordingly, the Company respectfully advises the Staff that it does not believe that recognition of a warranty liability at the inception of a customer arrangement, in a subscription model, where the appliance has no stand-alone value, is appropriate. Furthermore, the Company respectfully advises the Staff that it believes that recognition of deferred warranty costs on the balance sheet at the onset of a customer arrangement, before such costs are incurred, would be inappropriate and inconsistent with the accounting for other deferred costs, which are only recognized on the balance sheet when incurred.

The Company further supplementally advises the Staff that the Company also considered whether it would be appropriate to amortize deferred warranty costs ratably over the term of the one-year warranty period if it were to recognize such deferred warranty costs at the inception of a customer arrangement. The Company respectfully advises the Staff that it rejected this approach as such an approach does not reflect the timing of when such costs are actually incurred. The Company recognizes warranty costs as incurred, which the Company believes is the most appropriate cost recognition methodology. Another alternative the Company considered was to initially defer product warranty costs at the inception of a customer arrangement and to recognize product warranty expense as incurred. Such accounting would result in recognition of an asset for costs that have yet to be incurred.

The Company further supplementally advises the Staff that, notwithstanding the above, deferred product warranty costs and warranty liability, if recognized at the inception of the customer arrangement on the balance sheet, would be less than 1% of current assets and current liabilities for all periods presented. Furthermore, the difference in the recognition of warranty costs as incurred, compared to recognizing warranty costs ratably over the one-year warranty period, in fiscal years 2011, 2012 and 2013 was less than 0.5% of cost of revenue in each of those periods.

In summary, the Company respectfully advises the Staff that the Company does not believe that (i) recognition of warranty liability at the inception of the customer arrangement for an appliance with no stand-alone value is appropriate in a subscription model, (ii) it is appropriate to recognize deferred costs on the balance sheet before such cost are actually incurred, and (iii) the recognition of warranty costs as incurred as compared to ratably over the one-year warranty period would have a material effect on the Company’s financial condition.

Securities and Exchange Commission

October 11, 2013

3.	In your response to prior comment 8 you indicate that the substantial majority of warranty costs relate to the company’s Instant Replacement subscriptions. Please quantify for us the warranty costs related to standard warranty for the periods presented.

The Company supplementally advises the Staff, that the standard warranty expense for fiscal 2011, 2012 and 2013 were $0.2 million, $0.4 million and $0.8 million, respectively, or 0.6%, 1.1% and 1.8% of cost of revenue, respectively.

4.	We note your response to prior comment 8. In light of the significance of your Hardware Refresh Program to your marketing efforts and the significance of the warranty costs to your operating results, please revise to disclose the amount of warranty costs, including those related to Instant Replacement subscriptions, for each period presented.

The Company advises the Staff that the Company has revised the disclosure on page F-13 of the Registration Statement to address the Staff’s comment.

Exhibits

5.	We note your disclosure on page 121 that your board has recently adopted your 2014 Executive Bonus Plan. Please file the plan as an exhibit your registration statement, or tell us why you are not required to do so. We refer you to Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully advises the Staff that the 2014 Executive Bonus Plan is not a written plan. In accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, since the 2014 Executive Bonus Plan is not set forth in a formal written document, the Company has filed a written description of the 2014 Executive Bonus Plan as exhibit 10.19 to the Amendment No. 1.

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Securities and Exchange Commission

October 11, 2013

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

Enclosures

cc	(w/encl.):	William D. Jenkins, Jr. Diane C. Honda Barracuda Networks, Inc.

Jeffrey D. Saper Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson Jeffrey R. Vetter William L. Hughes Fenwick & West LLP

David A. Cabral Matthew A. Taggart Ernst & Young LLP